Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MidWestOne Financial Group, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (File Nos. 333-162783 and 333-164870) and Form S-8 (File No. 333-149914) of MidWestOne Financial Group, Inc. and subsidiaries of our reports dated March 4, 2011, with respect to the consolidated balance sheets of MidWestOne Financial Group, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and other comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of MidWestOne Financial Group, Inc. and subsidiaries.

/s/ KPMG LLP

Des Moines, Iowa
March 4, 2011